                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003
                         Commission File Number: 1-13368

                                      POSCO

                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F [ x ]                          Form 40-F  [  ]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [  ]                     No [ x ]

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-           .]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to increase of the domestic selling price of cold rolled coil and continuous galvanized iron.

EXHIBIT 99.1

INCREASE OF THE DOMESTIC SELLING PRICE OF COLD ROLLED COIL AND CONTINUOUS GALVANIZED IRON

POSCO will increase the domestic selling price of cold rolled coil from Won450,000/ton to Won470,000/ton and continuous galvanized iron from Won 545,000 to Won565,000 from February 25, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      POSCO
                                      -----
                                  (Registrant)




Date February 14, 2003                         By Lee Dong-Hee
     -------------------------                    ----------------
                                  (Signature)*

*Print the name and title under the signature of the signing officer.

                                               Name:  Lee Dong-Hee
                                               Title: General Manager of Finance
                                                      Management Department